Exhibit 99.3

Board Change

The Board of Directors of Imperial Tobacco Group PLC announces that Bruce Davidson, Sales and Marketing Director, resigned yesterday from the Board by mutual consent and with immediate effect to pursue other opportunities.

Mr Davidson’s operational responsibilities will now be managed by Graham Blashill, formerly Regional Sales and Marketing Director, Western Europe.  Mr Blashill will assume full responsibility for all of the Group’s Sales and Marketing operations.

Gareth Davis, Chief Executive, said:

“I would like to thank Bruce for his contribution to the progress of the Group over the last seven years and wish him well for the future. I am pleased to announce Graham’s appointment; he has been integral to the successful development and implementation of Imperial Tobacco’s strategy for many years. I am confident that his considerable experience will be of ongoing benefit to the entire Group.”

Enquiries

Alex Parsons
Group Media Relations Manager	+44 (0) 117 937 7241

John Nelson-Smith
Investor Relations Manager	+44 (0) 117 933 7032

All our announcements are available on our website www.imperial-tobacco.com